EXHIBIT 99.1

Portage Biotech Resumes Enrollment in Final Cohort of Dose Escalation for Port-6 in ADPORT-601 Trial

Encouraging Safety Profile Supports Progression Toward First Dual-Administration of Selective A2A and A2B Antagonists in Patients

DOVER, Del., March 12, 2025 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (“Portage” or the “Company”) (NASDAQ: PRTG), a clinical-stage immuno-oncology company with a portfolio of innovative therapeutics, today announced the resumption of patient enrollment in the fourth and final cohort of the dose escalation stage for PORT-6, a highly selective A2A antagonist, within its ADPORT-601 Phase 1b clinical trial. Portage had previously paused this trial due to funding concerns; this resumption of the trial underscores the encouraging findings observed in earlier cohorts. After the completion of the PORT-6 arm of the ADPORT-601 study, Portage will evaluate the continuation of the study into its PORT-7 (potent and selective A2B antagonist) and combination arms, on a segment-by-segment basis.

Advancing to this final dose escalation reaffirms Portage’s confidence in the safety and therapeutic potential of PORT-6, bringing the Company closer to identifying an optimal dose range for further clinical development.

“Our review of the preliminary data reinforces our confidence in PORT-6 and supports the decision to complete dose escalation,” said Alexander Pickett, Chief Executive Officer of Portage Biotech. “We remain encouraged by the trial’s progress and potential and look forward to sharing further clinical updates later this year.”

Combining PORT-6 and PORT-7 for a More Comprehensive Immunotherapy Approach

In parallel, Portage is making final preparations for PORT-7, a potent and selective A2B antagonist, before dose escalation can commence in the same trial. The planned co-administration of PORT-6 and PORT-7 in ADPORT-601 will mark the first time two highly selective A2A and A2B antagonists are combined in patients, aiming to achieve a complete blockade of adenosine-induced immunosuppression in the tumor microenvironment. This innovative approach is designed to fully neutralize adenosine-mediated immune suppression, enhance anti-tumor responses, and broaden the impact of immunotherapy in solid tumors.

About Portage Biotech

Portage Biotech is a clinical-stage immuno-oncology company advancing a pipeline of novel biologics to transform the immune system’s ability to fight cancer. For more information, visit www.portagebiotech.com.

Forward-Looking Statements

All statements in this news release, other than statements of historical facts, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “plans,” “potential,” “continues,” or similar expressions or variations on such expressions are forward-looking statements. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but not limited to: the risk that the Company may not secure financing, the uncertainty of the Company’s ability to continue as a going concern, and other factors set forth in “Item 3 - Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2024 and “Business Environment – Risk Factors” in the Company’s Management’s Discussion and Analysis for the Three and Six Months ended September 30, 2024 filed as Exhibit 99.2 to the Company’s Form 6-K. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

For More Information:
Portage Biotech
Alexander Pickett, Chief Executive Officer
ir@portagebiotech.com